2. Endorsement

ROTH INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT

(Under Section 408A of the Internal Revenue Code)

This endorsement is made a part of the annuity contract to which it is attached, and the following provisions apply in lieu of any provisions in the Contract to the contrary.

The annuitant is establishing a Roth individual retirement annuity (“Roth IRA”) under section 408A of the Internal Revenue Code (“Code”) to provide for his or her retirement and for the support of his or her beneficiaries after death.

Article I

Except in the case of a rollover contribution described in section 408A(e) of the Code, a recharacterized contribution described in section 408A(d)(6) of the Code, or an IRA Conversion Contribution, the Issuer will accept only cash contributions up to $3,000 per year for tax years 2002 through 2004. That contribution limit is increased to $4,000 for tax years beginning in 2005 through 2007, and $5,000 for 2008 and thereafter. For individuals who have reached the age of 50 before the close of the tax year, the contribution limit is increased to $3,500 per year for tax years 2002 through 2004, $4,500 for 2005, $5,000 for 2006 and 2007, and $6,000 for 2008 and thereafter. For tax years after 2008, the above limits will be increased to reflect a cost-of-living adjustment, if any.

Article II

(1) The contribution limit described in Article I is gradually reduced to $0 for higher income Annuitants. For a single Annuitant, the annual contribution is phased out between adjusted gross income (“AGI”) of $95,000 and $110,000; for a married Annuitant filing jointly, between AGI of $150,000 and $160,000; and for a married Annuitant filing separately, between AGI of $0 and $10,000. In the case of a conversion, the Issuer will not accept IRA Conversion Contributions in a tax year if the Annuitant’s AGI for the tax year the funds were distributed from the other IRA exceeds $100,000 or if the Annuitant is married and files a separate return. Adjusted gross income is defined in section 408A(c)(3) of the Code and does not include IRA Conversion Contributions.

(2) In the case of a joint return, the AGI limits in the preceding paragraph apply to the combined AGI of the Annuitant and his or her spouse.

Article III

The Annuitant’s interest in the Contract is nonforfeitable and nontransferable.

Article IV

(1) The Contract does not require fixed contributions.

(2) Any dividends (refund of contributions other than those attributable to excess contributions) arising under the Contract will be applied (before the close of the calendar year following the year of the dividend) as contributions toward the Contract.

Article V

(1) If the Annuitant dies before his or her entire interest in the Contract is distributed to him or her and the Annuitant’s surviving spouse is not the designated beneficiary, the remaining interest in the Contract will be distributed in accordance with (a) below or, if elected or there is no designated beneficiary, in accordance with (b) below:

(a)	The remaining interest in the contract will be distributed, starting by the end of the calendar year following the year of the Annuitant’s death, over the designated beneficiary’s remaining life expectancy, or a period no longer than such remaining life expectancy, as determined in the year following the death of the Annuitant. Life expectancy is determined using the Single Life Table in section 1.401(a)(9)-9 of the Income Tax Regulations.
(b)	The remaining interest in the Contract will be distributed by the end of the calendar year containing the fifth anniversary of the Annuitant’s death.

(2) If the Annuitant’s surviving spouse is the designated beneficiary, such spouse will then be treated as the Annuitant.

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2. Endorsement (continued)

Article VI

(1) The Annuitant agrees to provide the Issuer with all information necessary to prepare any reports required by sections 408(i) and 408A(d)(3)(E) of the Code, sections 1.408-5 and 1.408-6 of the Income Tax Regulations, or other guidance published by the Internal Revenue Services (“IRS”).

(2)	The Issuer agrees to submit to the IRS and Annuitant the reports prescribed by the IRS.

Article VII

Notwithstanding any other articles which may be added or incorporated, the provisions of Articles I through IV and this sentence will be controlling. Any additional articles inconsistent with section 408A of the Code, the related regulations, or other published guidance will be invalid.

Article VIII

This endorsement will be amended as necessary to comply with the provisions of the Code, the related regulations, and other published guidance. Other amendments may be made with the consent of the persons whose signatures appear on the Contract.

Article IX

(1)	The following definitions shall apply to terms used in this endorsement.
(a)	“Annuitant” means the Contract Owner as defined in the Contract.
(b)	“Contract” means the annuity contract to which this endorsement is attached.
(c)	“Issuer” means Penn Mutual Life Insurance Company
(d)	“IRA Conversion Contributions” are amounts rolled over, transferred, or considered transferred from an “eligible retirement plan” (as such term is defined in section 402(c)(8)(B) of the Code), other than a Roth IRA.

(2) Notwithstanding any provision of the Contract to the contrary, the Annuitant, as the Contract Owner, is the sole owner of the Contract. The Contract is established for the exclusive benefit of the Annuitant and his or her beneficiaries.

(3) Notwithstanding anything to the contrary in Article V.1(a) of this endorsement, in addition to distributions over the designated beneficiary’s life expectancy, or a period no longer than such remaining life expectancy as described therein, a designated beneficiary may also elect to receive distributions over the designated beneficiary’s life, over the designated beneficiary’s life with a period certain feature or any other form of distribution available under the Contract that satisfies the required minimum distribution requirements under section 408(b)(3) of the Code and related Income Tax Regulations. In addition, distributions to beneficiaries may be subject to restrictions imposed by the Annuitant to the extent such restrictions are permitted under the Issuer’s administrative and operational provisions.

(4) If the Annuitant has more than one beneficiary, the Issuer may be directed to establish separate accounts on behalf of each beneficiary in accordance with Q&A-2 of section 1.401(a)(9)-8 of the final Income Tax Regulations. Any direction to establish separate accounts shall be made in accordance with procedures established by the Issuer.

(5) If, after the death of the Annuitant, a beneficiary dies before his or her entire interest in the Contract is distributed to him or her, the beneficiary’s remaining interest in the Contract will be distributed to the successor beneficiary designated by the beneficiary to the extent permitted under the Contract and in accordance with the required minimum distribution rules under section 408(a)(6) of the Code and related Income Tax Regulations. If the beneficiary did not designate a successor beneficiary, the beneficiary’s remaining interest in the Contract will be distributed to the beneficiary’s estate to the extent permitted under the Contract and in accordance with the required minimum distribution rules under section 408(a)(6) of the Code and related Income Tax Regulations.

(6) In the Annuity Payments Section of the Contract, the provision entitled “Annuity Date” is changed to read as follows, subject to the minimum distribution requirements of Article V above being satisfied by such alternative methods as may from time to time be approved by the Commissioner of Internal Revenue: The Annuity Date shall be the monthly anniversary day of the contract, as selected by the Annuitant in the application, or later, upon written notification. The Annuitant may change the Annuity Date up to 30 days prior to the current Annuity Date. However, the Annuity Date shall not be later than the monthly anniversary day of the contract of the next month after the Annuitant’s 90th birthday or such other date specified in the Contract pursuant to state law requirements.

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2. Endorsement (continued)

(7) Notwithstanding anything in this endorsement to the contrary, any contribution made to this Roth IRA, including contributions described in Articles I and II and IRA Conversion Contributions, and any transfer from another eligible Roth IRA to this Roth IRA that is permitted under the Code or Income Tax Regulations shall be made in the form of payment permitted under the Issuer’s administrative policies and procedures and shall be subject to any and all limitations on the number of and aggregate amount of premium payments specified in the Contract and to the Issuer’s right, as specified in the Contract, to prohibit further premium payments.

(8) The Annuitant understands and agrees that the Issuer is not responsible for determining whether any contributions exceed the legal limits or qualify as a rollover, recharacterization or IRA Conversion Contribution under the Code. The Annuitant is solely responsible for determining and requesting a refund from the Issuer of the amount of any excess contributions.

(9) The Annuitant acknowledges that the Annuitant is subject to excise tax on excess contributions and penalty taxes on premature distributions. In addition, if any prohibited transaction takes place, the Annuitant’s Roth IRA may be disqualified and the tax advantages lost.

(10) The Issuer is not responsible for any penalties, taxes, judgments or expenses incurred by the Annuitant in connection with the Contract.

(11)	Notwithstanding the provisions of Article IV.2, the Issuer pays no dividends on the Contract.

(12) Upon the Annuitant’s death, his beneficiary is solely responsible for determining and requesting from the Issuer the amount of any minimum distribution required under Article V. The Issuer shall have the right to withhold from any payment from this Contract any and all state, local, and Federal taxes as may be required in accordance with applicable law.

(13) Notwithstanding the foregoing, if the sole designated beneficiary is the Annuitant’s surviving spouse, the spouse may elect to treat the Roth IRA as his or her own Roth IRA. This election will be deemed to have been made if such surviving spouse makes a contribution to the Roth IRA or fails to take required distributions as a beneficiary.

(14) No contribution shall be accepted by this Roth IRA in the form of a direct deposit of Annuitant’s federal income tax refund.

(15) The Annuitant hereby adopts this Roth IRA and agrees to be bound by its terms. The Issuer, and each of its affiliates, successors, delegates and assigns, may rely in its dealings with the Annuitant upon any statements the Annuitant makes and is not bound to investigate the accuracy or truth of any such statements.

(16) To the extent necessary to comply with applicable laws and regulations, including the Code and rules and regulations there under, the Issuer reserves the right to amend this Contract and endorsement without the consent of the Annuitant. Such amendment may, to the extent necessary, have retroactive effect. The Issuer reserves the right to make all other amendments to the Contract, which will become effective upon 30 days written notice to the Annuitant. The Annuitant will be given a copy of any such amendments when they are made.

The Effective Date of this endorsement is the Contract Date.

The Penn Mutual Life Insurance Company

(Philadelphia, Pennsylvania)

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